EXHIBIT 15.1

True Leaf Raises a Total $14 Million (CAD) of Equity Financing

Company ready to break ground on medicinal cannabis facility

VERNON, British Columbia, Jan. 24, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE:MJ) (FSE:TLA) (OTCQB:TRLFF), the quality of life cannabis company for people and their pets, today announced that it has raised $10 million (CAD) through a Regulation A+ public equity offering, two months after the U.S. Securities and Exchange Commission (SEC) qualified its offering statement.

True Leaf also announced today it is in the process of closing a $4,051,654.60 non-brokered private placement selling 5,788,078 common shares at a price of C$0.70 per share to Canadian investors only. All securities issued pursuant to the Canadian offering are subject to a statutory hold period of four months and one day.

In the Regulation A+ offering, True Leaf offered a total of 14,285,715 common shares at a price of C$0.70 per share, with a minimum subscription amount of C$350 (or 500 shares) per investor. The use of Regulation A+ allowed the Company to offer and sell its common shares to public retail investors as well as traditional accredited and institutional investors.

With the offering fully closed, True Leaf is the first Canadian-listed company to conduct a successful Regulation A+ offering.

“We’ve always wanted to give the people who love our products, and share in our vision and values, the chance to own a piece of True Leaf,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “Regulation A+ gave us this opportunity. We believe the proceeds from this offering should put us in an excellent position to execute our business plan and accelerate our growth.”

Boustead Securities, LLC (“Boustead”), working with its affiliate, FlashFunders™, is the lead underwriter and bookrunner for the offering. CrowdfundX™ is the digital marketing agency of record.

“I believe True Leaf had some of the ingredients for a successful Regulation A+ equity placement, including offering a product in an emerging market segment of interest to many, and a plan to distribute the securities to different types of investors, some of whom may not have had an opportunity to participate in such offerings before the crowdfunding regulations were enacted,” added Keith Moore, Chief Executive Officer of Boustead.

“We saw what we believe to have been exceptional engagement and click-through rates on the crowdfund campaign, which, in our opinion, was a result of extensive planning and collaboration,” stated Darren Marble, Chief Executive Officer of CrowdfundX.

About True Leaf

Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc. The Company’s goal is to provide federally-approved cannabis products that will be sold across Canada and the United States. True Leaf Medicine Inc. was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market. True Leaf Medicine Inc. has been granted approval by Health Canada to build its grow facility and will be subject to a Health Canada security inspection upon completion to allow for the cultivation, manufacture, and distribution of cannabis products. Currently, True Leaf does not have a license to produce cannabis.

Established in 2015, True Leaf Pet Inc. markets hemp-based products for the pet industry. The Company launched the True Hemp™ pet supplement line in Canada, the United States, and Europe, becoming one of the first hemp-based pet product lines to be marketed worldwide. True Hemp™ North American products are free of CBD and THC.

Risks of Investment in True Leaf

An investment in True Leaf has a high degree of risk including the lack of a listed market for its securities in the United States as well as other risks common to Regulation A+ investments such as a small equity market capitalization and public float, which may impair the liquidity of this investment. Moreover Canadian investors are unable to sell securities placed in the concurrent offering. The Company can make no assurances about the success of its products, or its licensing or marketing efforts; consequently investors in True Leaf may lose some or all of their investments. True Leaf does not have a license to produce cannabis. Cannabis, marijuana, and any products containing THC and CBD are illegal in the United States of America, notwithstanding laws of several states to the contrary. Further, transportation of such products across state lines or across national boundaries remains a Federal Offense in the United States of America, as well as the use of any federally chartered financial institution for transmittal or deposit of funds related to the sale of such products. Accordingly, there can be no assurance that True Leaf will receive a license to produce cannabis from Health Canada, and even if it were to receive such a license, there can be no assurance that it can import its products into the United States for market or sale, or to repatriate the proceeds of such sales for the benefit of investors in this offering.

SEC Legends

An offering statement regarding this offering has been filed with the SEC. The SEC has qualified that offering statement, which only means that we may make sales of the securities described by the offering statement. It does not mean that the SEC has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You may obtain a copy of the offering circular that is part of that offering statement from: HERE

Forward-Looking Statements

This news release contains forward-looking statements; and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although we believe our expectations expressed in such forward-looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company’s filings with the Securities and Exchange Commission when available. The forward-looking statements contained in this news release are made only as of today; and True Leaf Medicine International Ltd. is under no obligation to revise or update these forward-looking statements.

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Tirth Patel (US)
Edison Advisors
tpatel@edisongroup.com
O: 646-653-7035

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